545 Speedvale Ave. W.
Guelph, Ontario,
Canada N1K 1E6
Tel: +1 519-837-1881
Fax: +1 519-837-2250
www.canadiansolar.com

August 5, 2013

VIA CORRESPONDENCE

Mr. Russell Mancuso, Branch Chief
Division of Corporation Finance
Mailstop 3030
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Canadian Solar, Inc.
Registration Statement on Form F-3
Filed July 11, 2013
File No. 333-189895

Dear Mr. Mancuso and Mr. Mumford:

This letter sets forth the responses of Canadian Solar, Inc. (the “Company”) to the comments contained in the letter dated July 31, 2013 from the staff of the Securities and Exchange Commission (the “Commission”) regarding the Company’s registration statement on Form F-3 filed July 11, 2013.

For ease of review, we have set forth below each of the numbered comments of the staff’s letter and the Company’s responses thereto.

Prospectus Summary

1.                                      Please expand your summary to discuss industry trends that have had or are expected to have a material impact on your business or results from operations. For instance, we note your Form 20-F disclosure that a majority of your sales in 2012 were made in Europe, and expect that the European markets will remain your “major markets in the near future.” Accordingly, please revise your summary to discuss the European Union anti-dumping tariffs on modules manufactured in China.

In response to the Commission’s inquiry, the Company has revised the disclosure on page 6 of the registration statement on Form F-3. Please see the accompanying enclosure showing the changed pages since our last submission on July 11, 2013.

*              *              *

The company hereby acknowledges that:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the registration statement on Form F-3, please contact the undersigned at +86 512 6896 6208, or David Zhang, at Kirkland & Ellis, our U.S. counsel, at +852 3761 3318.

Very truly yours,

By:	/s/ Michael G. Potter
Michael G. Potter
Senior Vice President and Chief Financial Officer

cc:	David Zhang, Esq. Kirkland & Ellis
Benjamin Su, Esq. Kirkland & Ellis

Enclosure